UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2016.

Commission File Number 001—32945

WNS (HOLDINGS) LIMITED

(Exact name of registrant as specified in the charter)

Not Applicable

(Translation of Registrant’s name into English)

Gate 4, Godrej & Boyce Complex

Pirojshanagar, Vikhroli (W)

Mumbai 400 079, India

+91-22-4095-2100

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

WNS (Holdings) Limited (the “Company”) is incorporating by reference the information set forth in this report on Form 6-K into its registration statements on Form S-8 (File No. 333-136168), Form S-8 (File No. 333-157356),Form S-8 (File No. 333-176849) and Form S-8 (File No. 333-191416).

Other Events

At an extraordinary general meeting (the “EGM”) held on March 16, 2016, the resolution set forth in the notice of the EGM dated February 10, 2016 authorizing the purchase of American Depositary Shares (“ADSs”), each representing one ordinary share of the Company, effective for thirty six (36) months from the date of passing of this resolution, subject to a minimum and maximum price and an aggregate limit on the ADSs to be purchased was duly approved and passed by the shareholders of the Company.

Pursuant to the resolution adopted at the EGM, the Company is generally and unconditionally authorized to:

a)	make market purchases of ADSs, provided that:

i)	the maximum number of ADSs authorized to be purchased is 3.3 million;

ii)	the minimum price, exclusive of any expenses, which may be paid for an ADS is US$10;

iii)	the maximum price, exclusive of any expenses, which may be paid for an ADS shall be US$50; and

iv)	the authority hereby conferred shall expire at the end of thirty six (36) months from the date of passing of this resolution; and

b)	hold as treasury shares any ordinary shares purchased pursuant to a purchase of ADSs under the authority conferred by paragraph (a) of this resolution.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WNS (Holdings) Limited

Date: March 16, 2016	By:	/s/ Sanjay Puria

	Name:	Sanjay Puria
	Title:	Group Chief Financial Officer